FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F X                      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                             No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Imfinzi + Imjudo approved in US for lung cancer

11 November 2022 07:00 GMT

Imfinzi and Imjudo with chemotherapy approved in the US

for patients with metastatic non-small cell lung cancer

Approval based on POSEIDON Phase III trial results, which showed significant survival benefit with a limited course of Imjudo added to Imfinzi and chemotherapy

AstraZeneca's Imfinzi (durvalumab) in combination with Imjudo (tremelimumab) plus platinum-based chemotherapy has been approved in the US for the treatment of adult patients with Stage IV (metastatic) non-small cell lung cancer (NSCLC).

The approval by the Food and Drug Administration (FDA) was based on the results from the POSEIDON Phase III trial. Patients treated with a limited course of five cycles of the anti-CTLA-4 antibody Imjudo added to Imfinzi plus four cycles of platinum-based chemotherapy experienced a 23% reduction in the risk of death versus a range of chemotherapy options (based on a hazard ratio [HR] of 0.77; 95% CI 0.65-0.92; p=0.00304). An estimated 33% of patients were alive at two years versus 22% for chemotherapy. This treatment combination also reduced the risk of disease progression or death by 28% compared to chemotherapy alone (HR 0.72; 95% CI 0.60-0.86; p=0.00031).

Updated results from the POSEIDON Phase III trial after approximately four years of follow-up presented at the European Society of Medical Oncology (ESMO) Congress 2022 and published in the Journal of Clinical Oncology demonstrated sustained survival benefit, improving overall survival (OS) by 25% compared to chemotherapy alone (HR 0.75; 95% CI 0.63-0.88). An estimated 25% of patients treated with the combination were alive at three years versus 13.6% for those treated with chemotherapy alone. The safety profile for Imjudo plus Imfinzi and chemotherapy was consistent with the known profiles of each medicine, and no new safety signals were identified.

In the US, lung cancer is the second most commonly diagnosed cancer, with more than 236,000 patients expected to be diagnosed in 2022.1 For patients with metastatic NSCLC, prognosis is particularly poor, as only approximately 8% will live beyond five years after diagnosis.2

Melissa Johnson, MD, Director of Lung Cancer Research, Sarah Cannon Research Institute at Tennessee Oncology in Nashville, Tennessee, and a lead investigator in the POSEIDON Phase III trial, said: "Metastatic non-small cell lung cancer remains a significant treatment challenge because many patients' tumours do not respond well to standard therapies, including checkpoint inhibitors. The approval of this dual immunotherapy regimen with chemotherapy introduces a new, generally well-tolerated treatment option for patients with this devastating disease and gives them the chance to benefit from the long-term survival advantage seen with CTLA-4 inhibition.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "This approval underscores the importance of delivering novel treatment combinations that extend survival in metastatic non-small cell lung cancer, a complex setting where many patients still face a dismal prognosis. This marks the second indication for Imjudo added to Imfinzi in just a few weeks following its approval in unresectable liver cancer, reinforcing the benefits of this new medicine and our commitment to improving patient outcomes in cancer settings with continued unmet need."

Regulatory applications are also currently under review in Europe, Japan and several other countries for this indication based on the POSEIDON results.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, the EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. Imfinzi is approved in the US and several other countries in combination with chemotherapy for the treatment of locally advanced or metastatic biliary tract cancer based on the TOPAZ-1 Phase III trial, and it is approved with Imjudo in the US for the treatment of unresectable hepatocellular carcinoma based on the HIMALAYA Phase III trial.

 Notes

Stage IV NSCLC
Lung cancer is the second most common form of cancer globally, with more than two million patients diagnosed in 2020.3 Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC. Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, in approximately 70-75% of patients.4-6

POSEIDON
The POSEIDON trial was a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy, or Imfinzi, Imjudo and chemotherapy, versus chemotherapy alone in the 1st-line treatment of 1,013 patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease, and the full range of PD-L1 expression levels. POSEIDON excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

In the experimental arms, patients were treated with a flat dose of 1,500mg of Imfinzi, or Imfinzi and 75mg of Imjudo with up to four cycles of chemotherapy every three weeks, followed by maintenance treatment with Imfinzi once every four weeks, or Imfinzi and a fifth dose of 75mg of Imjudo given at week 16. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance treatment was allowed in all arms in patients with non-squamous disease if given during the induction phase. Nearly all patients with non-squamous disease (95.5%) had pemetrexed and platinum, while the majority of patients with squamous disease receiving chemotherapy (88.3%) received gemcitabine and platinum.

Primary endpoints included progression-free survival (PFS) and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints included PFS and OS in the Imfinzi plus Imjudo and chemotherapy arm. As both PFS endpoints were met for Imfinzi plus chemotherapy and Imfinzi, Imjudo and chemotherapy, the prespecified statistical analysis plan allowed for testing OS in the Imfinzi plus Imjudo and chemotherapy arm. The trial was conducted in more than 150 centres across 18 countries, including the US, Europe, South America, Asia and South Africa.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

In addition to its approved indications in lung cancer, Imfinzi is also the only approved immunotherapy in unresectable or metastatic biliary tract cancer and hepatocellular carcinoma (in combination with Imjudo), and is also approved for previously treated patients with advanced bladder cancer in several countries.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal (GI) cancers, ovarian cancer, endometrial cancer and other solid tumours.

Imjudo
Imjudo (tremelimumab) is a human monoclonal antibody that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Imjudo blocks the activity of CTLA-4, contributing to T-cell activation, priming the immune response to cancer and fostering cancer cell death.

Imjudo is also approved in combination with Imfinzi for the treatment of unresectable hepatocellular carcinoma (HCC) and is being tested in combination with Imfinzi across multiple tumour types including locoregional HCC (EMERALD-3), SCLC (ADRIATIC) and bladder cancer (VOLGA and NILE).

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

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References
1. Lungevity. Lung Cancer Statistics. Available at: https://www.lungevity.org/for-supporters-advocates/lung-cancer-awareness/lung-cancer-statistics#1. Accessed November 2022.

2. American Cancer Society. Lung Cancer Survival Rates. Available at: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/survival-rates.html. Accessed November 2022.

3. WHO. International Agency of Cancer Research. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed November 2022.

4. Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6):e0178420.

5. Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.

6. Cancer.net. Lung Cancer - Non-Small Cell: Introduction. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/introduction. Accessed November 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 November 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary